Exhibit 16.1

August 28, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

We have read Item 4.01 of Form 8-K dated August 28, 2007 of Wise Metals Group LLC and are in agreement with the statements contained in the first and second sentences of the first paragraph, and the statements contained in the second, third, fourth and fifth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the third paragraph of Item 4.01, we considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2006 financial statements.

/s/ Ernst & Young LLP

Baltimore, Maryland